SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

January 10, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 7, 2014 to January 10, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	January 10, 2014

To:	Market Announcements Office
Australian Securities Exchange

Public Announcement 2014 – 2 AWC

Alba Legal Settlements

The attached Alcoa Inc release provides information in relation to the resolution of the US government investigations regarding the Alba matter. Alcoa and Alumina Limited have previously agreed that Alumina Limited’s allocation of the cash costs of the settlement of the Alba civil proceedings and government investigations will be 15% and Alcoa Inc’s allocation will be 85%, with AWAC funding its share of the settlement payments by debt. AWAC is a joint venture between Alumina Limited and Alcoa Inc. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited.

After allowing for adjustments in relation to settlement costs of the civil proceedings and legal costs, Alumina Limited would expect to record a pre-tax credit for the second half of 2013 of approximately US$13 million in relation to these settlements. The pre-tax charge for the full 2013 year is expected to be $17 million. This reflects the finalisation of the resolution of the Alba civil suit and US government related investigations.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Note: In accordance with ASX Listing Rule 15.7.1., this information has also been released at the same time to the New York Stock Exchange.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

Chris Thiris	Scott Hinton
Chief Financial Officer	Hinton and Associates
Phone: +61 3 8699 2603	Phone: +61 3 9600 1979
chris.thiris@aluminalimited.com	Mobile: +61 419 114 057

/s/ Stephen Foster Stephen Foster Company Secretary 10 January 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Investor Contact:	Media Contact:
Kelly Pasterick	Monica Orbe
(212) 836-2674	(212) 836-2632
Kelly.Pasterick@alcoa.com	Monica.Orbe@alcoa.com

Alcoa Resolves Alba Matter with U.S. Government

Alcoa World Alumina LLC Settles with DOJ

Alcoa Inc. Settles with SEC

Amounts to be Paid in Five Installments over Four Years

Government Recognizes Alcoa for its Cooperation and Compliance Efforts

New York, January 9, 2014 – Alcoa Inc. (NYSE: AA) today announced the resolution of the investigations by the U.S. Department of Justice (DOJ) and U.S. Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain B.S.C. (Alba).

The settlement with the DOJ was reached with Alcoa World Alumina LLC (AWA). AWA is a company within Alcoa World Alumina and Chemicals (AWAC), the unincorporated bauxite mining and alumina refining venture between Alcoa Inc. and Alumina Limited.

As part of the DOJ resolution, subject to final court approval later today, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal installments over four years. The first installment of $41.8 million, plus a one-time administrative forfeiture of $14 million, will be paid in the first quarter of 2014, and the remaining installments of $41.8 million each will be paid in the first quarters of 2015-2018. The $223 million amount is within the range previously disclosed by Alcoa Inc. During the second quarter of 2013, Alcoa recorded a $103 million charge ($62 million after non-controlling interest) for the DOJ investigation.

Under the terms of the DOJ resolution, AWA is pleading guilty to one count of violating the anti-bribery provisions of the Foreign Corrupt Practices Act (FCPA). The DOJ is bringing no case against Alcoa Inc.

Alcoa also settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the FCPA. Under the terms of the settlement with the SEC, Alcoa Inc. agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal installments over four years. The first installment of $32.2 million will be paid to the SEC in the first quarter of 2014, and the remaining installments of $32.2 million each will be paid in the first quarters of 2015-2018.

There is no allegation in the filings by the DOJ and there is no finding by the SEC that anyone at Alcoa Inc. knowingly engaged in the conduct at issue.

The DOJ credited Alcoa for “the substantial cooperation provided to the Department” throughout the investigation. The DOJ also credited Alcoa with launching an independent investigation overseen by a special committee of the Board of Directors and implementing enhanced due diligence reviews of third party agents and consultants.

Similarly, the SEC has agreed that Alcoa “fully cooperated with the staff of the Commission.” The SEC has also acknowledged Alcoa’s extensive compliance efforts, including its comprehensive compliance reviews of anti-corruption policies and procedures and enhancements made to internal controls.

Alcoa welcomes the resolution of this legacy legal matter with the U.S. Government.

As previously disclosed, under an agreement between Alcoa Inc. and Alumina Limited, the costs (including all associated legal fees) of the settlements with the DOJ and SEC, as well as the $85 million civil settlement with Alba reached in October 2012, will be allocated between Alcoa Inc. and Alumina Limited on an 85% and 15% basis, respectively. As a result of the settlements with the DOJ and the SEC, including the impact of the allocation agreement between Alcoa and Alumina Limited, Alcoa will record a charge of $288 million ($243 million after-tax and non-controlling interest) in the fourth quarter of 2013. Taking into account this fourth-quarter charge, Alcoa will have recognized all costs associated with the resolution of the Alba civil suit and related government investigations.

About AWAC and AWA

AWAC is a global bauxite mining and alumina refining enterprise between Alcoa Inc. and Alumina Limited. AWAC consists of a number of affiliated operating entities, including Alcoa World Alumina LLC, which own or operate bauxite mines and alumina refineries in seven countries. Alcoa owns 60% and Alumina Limited owns 40% of these individual entities, which are consolidated by Alcoa for financial reporting purposes.

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AWA LLC is a US-based AWAC company organized under the laws of Delaware that owns, directly or indirectly, alumina refineries and bauxite mines in the Atlantic region.

About Alcoa

Alcoa is a global innovation leader in lightweight metals, products and solutions. Its technology, expertise and industry reach continue to advance automotive and aerospace transportation, building and construction, consumer electronics and packaging, defense applications across air, land and sea, and the oil and gas industry. Alcoa pioneered the modern-day aluminum industry 125 years ago and today is a leader in delivering value-add products made from a range of lightweight metals and flat-rolled aluminum. Alcoa is also a world leading producer of primary aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. Alcoa has been a member of the Dow Jones Sustainability Index for 12 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 60,000 people in 30 countries around the world.

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